Exhibit (a)(5)(B)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase (as defined below) and the related Letter of Transmittal and any amendments or supplements thereto. The Offer is being made to all holders of the Shares. The Offeror (as defined below) is not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If the Offeror becomes aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Offeror by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Offeror.

Notice of Offer to Purchase for Cash

Any and All Outstanding Shares of Common Stock

of

URGENT.LY INC.

at

$5.50 Per Share, Net In Cash

Pursuant to the Offer to Purchase dated March 30, 2026

by

MEDFORD HAWK, INC.,

a wholly owned subsidiary of

AGERO, INC.

Medford Hawk, Inc., a Delaware corporation (the “Offeror”), and a wholly owned subsidiary of Agero, Inc., a Nevada corporation (“Parent”), is offering to purchase any and all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.001 per share (the “Common Stock”), of Urgent.ly Inc., a Delaware corporation (“Urgently” or the “Company”), at a purchase price of $5.50 per Share, net to the holders thereof, in cash, without interest thereon and subject to any applicable tax withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 30, 2026 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement described below, collectively constitute the “Offer”). Following the consummation of the Offer, and subject to the conditions described in the Offer to Purchase, the Offeror intends to effect the Merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY

TIME, ON APRIL 25, 2026 (ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON

APRIL 24, 2026), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The purpose of the Offer is for Parent to acquire all remaining Shares other than Shares held by the Company as treasury stock, Parent, the Offeror or any direct or indirect wholly owned subsidiary of Parent or Offeror.

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of March 13, 2026, by and among the Company, Parent and the Offeror (as it may be amended from time to time, the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Offeror will merge with and into Urgently, with Urgently surviving as a wholly owned subsidiary of Parent (the “Merger”). At the closing of the Merger (the “Merger Closing”), each outstanding share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares held by the Company as treasury stock, Parent, the Offeror or any direct or indirect wholly owned subsidiary of Parent or Offeror, in each case immediately before the Effective Time, and Shares owned by any stockholders who have properly demanded their appraisal rights in accordance with Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will be cancelled and automatically converted into the right to receive cash in an amount equal to the Offer Price. If, as a result of the Offer, the Offeror owns Shares representing at least a majority of all then-outstanding Shares, Parent, the Offeror and the Company will take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after the consummation of the Offer, without a meeting or vote of the Company’s stockholders, in accordance with Section 251(h) of the DGCL and upon the terms and subject to the conditions of the Merger Agreement. From and after the Merger Closing, all such Shares will no longer be outstanding and will cease to exist. As a result of the Merger, the Shares will cease to be publicly traded, and the Company will become a wholly owned subsidiary of Parent. The Offeror does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.” The Merger Agreement is more fully described in Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents” of the Offer to Purchase.

At a meeting held on March 13, 2026, after careful consideration, and following the recommendation of a transaction committee of the Company’s Board of Directors (the “Company Board”), formed for such purposes, the Company Board has among other things (a) determined that the terms of the Offer, the Merger and the other Transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the Company and its stockholders; (b) determined that it is in the best interests of the Company and its stockholders, and declared advisable, to enter into the Merger Agreement; (c) approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Offer, the Merger and the other Transactions upon the terms and subject to the conditions contained therein; and (d) resolved to recommend that the Company stockholders accept the Offer and tender their shares of Company Common Stock to the Offeror pursuant to the Offer.

In connection with the execution of the Merger Agreement, Parent and the Offeror entered into tender and support agreements (the “Tender and Support Agreements”) with each of the Company’s current directors and executive officers and certain of the Company’s stockholders (collectively, the “Supporting Stockholders”), who collectively held Shares representing approximately 5.12% of the Company’s outstanding shares of Common Stock as of March 13, 2026. The Tender and Support Agreements provide that, among other things, the Supporting Stockholders will irrevocably tender, or will cause to be irrevocably tendered, the Shares beneficially owned by them as of March 13, 2026 in the Offer, upon the terms and subject to the conditions of such Tender and Support Agreements. The Tender and Support Agreements also contain restrictions on transfer of Shares held by the stockholders party thereto, subject to certain exceptions, and certain obligations with respect to voting of such shares against any alternative acquisition proposal. The Shares subject to the Tender and Support Agreements comprise approximately 5.12% of the Company’s outstanding shares of Common Stock as of March 26, 2026. The Tender and Support Agreements will terminate upon certain circumstances, including upon (i) termination of the Merger Agreement, and (ii) if the Company Board has effected a change in the recommendation of the Company Board. See Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents” of the Offer to Purchase for more information.

The Offer will expire at 12:00 midnight, New York City time, on April 25, 2026 (at the time that is one minute following 11:59 P.M., New York City time, on April 24, 2026) (such date and time, the “Expiration Time”), unless the Offeror or Parent has extended the initial offering period of the Offer, pursuant to the terms of the Merger Agreement, in which event the term “Expiration Time” will mean the latest time and date at which the offering period of the Offer, as so extended by the Offeror or Parent, will expire. Shares tendered pursuant to the Offer may be withdrawn by the procedures set forth in Section 4—“Withdrawal Rights” of the Offer to Purchase for withdrawing Shares in a timely manner, at any time on or prior to the Expiration Time, and, if not previously accepted for payment, at any time after May 29, 2026, the date that is 60 days after the date of the commencement of the Offer, pursuant to Securities and Exchange Commission (“SEC”) regulations.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the following: (a) the number of Shares validly tendered (and not properly withdrawn in accordance with the terms of the Offer) immediately prior to the Expiration Time (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” within the meaning of Section 251(h) of the DGCL), together with any Shares then owned by the Offeror, Parent and any of their respective affiliates, representing at least a majority of the then-outstanding Shares as of the Expiration Time (the “Minimum Condition”); (b) the absence of any law, order or injunction (whether temporary, preliminary or permanent) enacted, issued or promulgated by any governmental authority of competent and jurisdiction that is in effect as of immediately prior to the Expiration Time and has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Transactions (the “Absence of Laws Condition”); (c) the accuracy of the Company’s representations and warranties contained in the Merger Agreement (subject, in certain cases, to de minimis, materiality and material adverse effect qualifiers) (the “Representations Condition”); (d) the Company’s performance or compliance in all material respects with the obligations, covenants and agreements required to be performed or complied with by it under the Agreement at or prior to the Expiration Time (the “Covenants Condition”); (e) the absence, since the date of the Merger Agreement, of any change, event, violation, inaccuracy, effect or circumstance (each, an “Effect”) that, individually or taken together with all other Effects that exist or have occurred prior to the date of determination of the occurrence of the material adverse effect (the “MAE Condition”); (f) Parent and Offeror’s receipt from the Company of a certificate, dated the date of the Expiration Time and executed by a duly authorized executive officer thereof, certifying that the Representations Condition, the Covenants Condition and the MAE Condition are satisfied; and (g) the Merger Agreement has not been terminated pursuant to its terms. Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, the Offeror expressly reserves the right to increase the Offer Price, waive any Offer Condition (other than as set forth below), in whole or in part, or to make any other changes in the terms of the Offer; provided, however, that pursuant to the Merger Agreement, the Offeror has agreed that it will not, without the prior written consent of the Company, (a) amend, modify or waive the Minimum Condition or the Absence of Laws Condition, or (b) make any change in the terms of or conditions to the Offer that (1) changes the form of consideration to be paid in the Offer, (2) decreases the Offer Price or the number of Shares sought in the Offer, (3) extends the Offer, other than in a manner required by the provisions of Section 2.1(d) of the Merger Agreement, (4) imposes conditions to the Offer other than the Minimum Condition and the other conditions set forth on Schedule A of the Merger Agreement, (5) modifies the conditions set forth in Schedule A of the Merger Agreement or (6) amends any other term of or condition to the Offer in any manner that is adverse to the holders of Shares. All of the conditions to the Offer must be satisfied or waived at or prior to the Expiration Time (see Section 12—“Source and Amount of Funds” of the Offer to Purchase). The Offer is also subject to certain other terms and conditions. See Section 13—“Conditions of the Offer.”

The Offeror estimates that it will need approximately $115 million to purchase all Common Stock validly tendered in the Offer, pay related fees and expenses, acquire all Common Stock not tendered in the Offer, and satisfy equity awards required to be paid out in connection with the Offer. Parent has sufficient cash on hand to pay the consideration for the acquisition of all outstanding Shares and will use such cash on hand to fund the Offer. The Offer is not subject to any financing condition.

Subject to the terms and conditions of the Merger Agreement, unless the Merger Agreement is terminated in accordance with its terms, (a) if the Minimum Condition and the other conditions described in Section 13—“Conditions of the Offer” in the Offer to Purchase (the “Offer Conditions”) has not been satisfied or waived, the Offeror (and Parent will cause Offeror to) will extend the Offer for successive periods of up to ten business days each in order to permit satisfaction of all of the Offer Conditions, and (b) the Offeror will extend the Offer for the minimum period required by applicable law, including any rule, regulation, interpretation or position of the SEC or its staff or Nasdaq Stock Market LLC (“Nasdaq”), in each case, as applicable to the Offer. Notwithstanding the foregoing, in no event is the Offeror required to extend the Offer beyond 11:59 P.M., New York City time, on July 31, 2026.

Any extension of the Offer, waiver, amendment of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed, promptly, by public announcement thereof, the announcement in the case of an extension to be issued not later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Time in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the U.S. Securities Exchange Act of 1934, as amended (the

“Exchange Act”). No “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act, will be available.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, the Offeror expressly reserves the right to increase the Offer Price, waive any Offer Condition (other than as set forth below), in whole or in part, or to make any other changes in the terms and Offer Conditions; provided, however, that pursuant to the Merger Agreement, the Offeror has agreed that it will not, without the prior written consent of the Company, (a) amend, modify or waive the Minimum Condition or the Absence of Laws Condition, or (b) make any change in the terms of the Offer or Offer Conditions that (1) changes the form of consideration to be paid in the Offer, (2) decreases the Offer Price or the number of Shares sought in the Offer, (3) extends the Offer or the Expiration Time, except as permitted by the Merger Agreement, (4) imposes conditions to the Offer other than those set forth in the Merger Agreement, or (5) amends any term or condition of the Offer in any manner that is adverse to the holders of the Shares.

If you desire to tender all or any portion of your Shares to the Offeror pursuant to the Offer, you must (a) follow the procedures described in Section 3—“Procedures for Tendering Shares” of the Offer to Purchase or (b) if your Shares are held by a broker, dealer, commercial bank, trust company or other nominee, contact such nominee and request that they effect the transaction for you and tender your Shares. If your Shares are held through a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your Shares in accordance with the procedures described in the Offer to Purchase and the Letter of Transmittal. If you desire to tender your Shares to the Offeror pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or cannot deliver all required documents to Equiniti Trust Company, LLC (the “Depositary and Paying Agent”) prior to the Expiration Time, you may tender your Shares to the Offeror pursuant to the Offer by completing the procedures for guaranteed delivery described in Section 3—“Procedures for Tendering Shares” of the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer, the Offeror will promptly after the Expiration Time accept for payment all Shares validly tendered and not validly withdrawn prior to the Expiration Time, and will pay for such Shares promptly after the Expiration Time. For purposes of the Offer, the Offeror will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn if and when the Offeror gives oral or written notice to the Depositary and Paying Agent of its acceptance for payment of those Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary and Paying Agent, which will act as agent for the tendering stockholders for purposes of receiving payments from the Offeror and transmitting those payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Time, and, if not previously accepted for payment at any time, after May 29, 2026, the date that is 60 days after the date of the commencement of the Offer, pursuant to SEC regulations. For a withdrawal of Shares to be effective, a written notice of withdrawal must be timely received by the Depositary and Paying Agent at the address set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”), unless those Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Tendering Shares” of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary and Paying Agent, the name of the registered owner and the serial numbers shown on those certificates must also be furnished to the

Depositary and Paying Agent prior to the physical release of those certificates. If you tender Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Offeror (which may delegate such power, in whole or in part, to the Depositary and Paying Agent) in its sole and absolute discretion, which determination will be final and binding absent a finding to the contrary by a court of competent jurisdiction. The Offeror reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Offeror, be unlawful. The Offeror also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Parent, the Offeror or any of their respective affiliates or assigns, the Depositary and Paying Agent, D.F. King & Co., Inc. (the “Information Agent”), or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering shares described in Section 3—“Procedures for Tendering Shares” in the Offer to Purchase at any time prior to the Expiration Time. The receipt of cash in exchange for Shares pursuant to the Offer and the Merger generally will be taxable for U.S. federal income tax purposes, generally will be taxable under applicable state and local tax laws, and may be taxable under other tax laws. All of the Company’s stockholders should consult with their tax advisors as to the particular tax consequences to them of the Offer and the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Parent and the Offeror with such assistance and such information available to the Company as Parent or its agents may reasonably request in order to disseminate and otherwise communicate the Offer to the record and beneficial holders of the Shares, including a list of such holders, as of the most recent practicable date, mailing labels and any available listing or computer files containing the names and addresses of all record and beneficial holders of the Shares (including updated lists of stockholders, mailing labels, listings or files of securities positions) for the purpose of disseminating the Offer to Purchase, Letter of Transmittal and other Offer related materials to beneficial holders of the Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies or other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase, the related Letter of Transmittal and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Board of Directors of the Company and the reasons therefor) and the other documents to which such documents refer contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other Offer materials may be directed to the Information Agent at its address and telephone numbers set forth below and will be furnished promptly at the Offeror’s expense. Neither Parent nor the Offeror will pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee (other than to the Depositary and Paying Agent and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

28 Liberty Street, 53rd Floor

New York, New York 10005

Banks and Brokers call: (212) 235-7305

All others call toll free: (800) 758-5880

Email: ULY@dfking.com